Exhibit 99.1

NexGen Releases 2023 Sustainability Report

VANCOUVER, BC, May 22, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the release of its 2023 Sustainability Report ("the Report") that covers the period January 1, 2023 to December 31, 2023. The Report marks the fourth year that NexGen has reported on the Company's robust Environmental, Social, and Governance (ESG) profile, and is again in accordance with the Global Reporting Initiative (GRI) Standards.

The Report is available online on the Company's website: 2023 Sustainability Report

Leigh Curyer, Chief Executive Officer, commented: "2023 was a pivotal and momentous year for NexGen, driven by our unwavering focus on responsible resource development and advancement of the clean energy transition, while delivering exceptional economic, environmental, and social outcomes for all of our stakeholders including our community partners in Northern Saskatchewan. Our vision and values are firmly embedded in all our business practices and decision-making processes, and our disciplined and genuine approach has always demonstrated that responsible development can and should coexist with environmental and social well-being. We continue to build on past practices to set a new standard for the industry, as we progress the Rook I Project, which is poised to deliver the most material, secure, and sustainable source of uranium globally for a low-carbon future.

Highlights in the Report Include:

Historic Benefit Agreement and Nation Partner Support

NexGen signed a historic Impact Benefit Agreement with the Métis Nation – Saskatchewan Northern Region 2 ("MN-S NR2") and the Métis Nation – Saskatchewan ("MN-S"), marking the fourth and final Benefit Agreement with Local Priority Area Nations, and confirming full support from Indigenous communities local to the Rook I Project.

Provincial Environmental Assessment Approval

NexGen made material regulatory advancements for the Rook I Project, becoming the first Company in over 20 years to receive Provincial Environmental Assessment approval for a greenfield uranium mine and mill project in Canada, and paving the way for the Federal regulators who are in the final stages of approval of the Federal Envrionmental Assessment.

Expanded Training and Education Programs

NexGen initiated and funded a first-ever innovative collaboration with local industry, educational institutions, and local communities for trades training and certification. These inaugural programs build on the Company's longstanding focus on creating a strong and thriving workforce, with a total 302 students participating across the Company's expanded education and training initiatives throughout 2023.

Diverse Top-Tier Talent

NexGen's unique and strong culture is one that promotes a diverse and safe work environment where all individuals are treated with respect and dignity. NexGen has demonstrated a unique approach to driving diversity through community development and training that encourages strong female participation. This, combined with NexGen's culture, has resulted in 80% of site employees residing in the local communities including 33% being female in 2023. Further, with the nomination of Susannah Pierce to the Company's Board of Directors, NexGen will have 30% female representation on its Board.

Unprecedented Community and Mentorship Initiatives

NexGen created unique mentorship opportunities for local northern Saskatchewan youth, including the Youth Mentorship Program with the Vancouver Canucks. A total of 32 youth chosen by their community in recognition of their commitment to health, wellness, and community stewardship, were hosted for a once-in-a-lifetime experience, including mentorship by each business segment within the organization, learning from players and staff about the power of resilience and accountability – two of NexGen's core values, as well as paying tribute to Indigenous culture.

Economic Capacity Building

NexGen facilitated the establishment of a 100% Indigenous owned and operated gravel supply company in northwestern Saskatchewan, focusing on economic development, employment and capacity building opportunities, with the business employing up to 16 local people. This gravel crushing business is already a success with significant economic value being generated for the local community.

Environmental Stewardship

NexGen undertook impactful environmental initiatives, gaining important learnings through continued environmental monitoring and collaborative projects, including GHG inventory, water use and monitoring, waste management, rock storage, biodiversity initiatives, and progressive reclamation. This is on top of the truly exceptional environmental impact NexGen will have on global GHG emissions reduction efforts by powering over 46 million homes annually whist removing 70 million car-equivalents of CO2 off the road each year.

The Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards and has been reviewed and approved by NexGen's Executive Team, the Sustainability Committee as well as the full Board of Directors. NexGen will continue to optimize its sustainability reporting in line with the Company's focus on accountability and transparency.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations, and closure. NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically, and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE", and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security, and access to power. The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, http://www.nexgenenergy.ca; Monica Kras, Vice President, Corporate Development, +44 7307 191933, mkras@nxe-energy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 22-MAY-24